Exhibit 99.1

Pharvaris Highlights Properties of Deucrictibant in Data Presentations at Recent Congresses

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Deucrictibant substantially resolved symptoms of an HAE attack in 78.6% participants within 24 hours
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High treatment satisfaction of deucrictibant driven by favorable effectiveness subdomain score compared to placebo

Zug, Switzerland, June 4, 2024 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent hereditary angioedema (HAE) attacks, recently presented data highlighting the unique pharmacological and clinical properties of deucrictibant for the treatment and prevention of HAE attacks at the 20th Annual Congress of International Drug Discovery Science and Technology (IDDST); the 2024 Eastern Allergy Conference (EAC); and the European Academy of Allergy and Clinical Immunology (EAACI) Congress 2024.

“We believe that deucrictibant has the potential to become the preferred therapy for people living with HAE in both on-demand and prophylactic treatment modalities,” said Peng Lu, M.D., Ph.D., Chief Medical Officer of Pharvaris. “The data presented at EAC and EAACI reinforce the benefits of deucrictibant, such as the single-dose substantial symptom resolution in 78.6% of participants within 24 hours following on-demand treatment, and the injectable-like efficacy, favorable safety profile, and convenience of deucrictibant for prophylactic treatment of HAE attacks. Looking ahead, we expect to publish data from our ongoing open-label extensions in both on-demand and prophylaxis, which will expand the long-term safety and efficacy database of deucrictibant and provide insights into on-demand treatment observations across multiple HAE attacks, including laryngeal attacks, which may position deucrictibant as a best-in-class treatment for HAE.”

Berndt Modig, Chief Executive Officer of Pharvaris, added, “The data presented from multiple clinical and nonclinical studies continue to demonstrate the efficacy and tolerability profile of deucrictibant, supporting its ongoing development. We believe deucrictibant is the only oral molecule with the potential to address both the on-demand and prophylactic treatment modalities for people living with HAE. Pharvaris continues to operate in a disciplined manner to address the unmet need of the HAE community, while exploring additional potential indications and pipeline expansion opportunities to broaden our future product portfolio.”

In post-hoc analyses of the Phase 2 RAPIDe-1 clinical study data, resolution of HAE symptoms follow treatment with deucrictibant immediate-release capsule and placebo were measured using the Treatment Outcome Score (TOS) questionnaire for patient-reported outcomes (TOS PRO) and defined by the achievement of “a lot better or resolved” in all symptom complexes. Treatment with a single dose of oral deucrictibant resulted in the majority of HAE attacks achieving substantial symptom resolution (78.6% of participants with deucrictibant 20 mg [N=28] versus 22.4% of placebo [N=49]) within 24 hours.

In addition to these findings, Pharvaris continues to evaluate the ever-changing treatment landscape in HAE to best address the unmet need of people living with HAE through presentation of real-world evidence of treatment behaviors.

Evaluation of Treatment Satisfaction Questionnaire for Medication (TSQM) in participants in the Phase 2 CHAPTER-1 clinical study showed satisfaction with the effectiveness of deucrictibant is higher to placebo and is in-line with separate observations of high-efficacy injectables, while numerically more favorable than separate observations with other oral prophylactic therapies. The side effects and convenience subdomain scores were consistent between deucrictibant and placebo; the global satisfaction score of deucrictibant is therefore driven by the high scores observed by the deucrictibant treating arms across all measured subdomains.

Pharvaris remains committed to furthering our understanding of other bradykinin-mediated diseases and the potential role that deucrictibant, as well as other therapeutic candidates from Pharvaris’ platform, could play in improving the lives of people impacted by these diseases.

The posters and presentation slides are available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations.

About Deucrictibant

Deucrictibant is a potent, selective, and orally available antagonist of the bradykinin B2 receptor. By inhibiting bradykinin signaling through the bradykinin B2 receptor, deucrictibant has the potential to treat the manifestations of an HAE attack and to prevent the occurrence of attacks. Based on its chemical properties, Pharvaris is developing two formulations of deucrictibant for oral administration; a capsule to enable rapid onset of activity for acute treatment, and an extended-release tablet to enable sustained absorption and efficacy in prophylactic treatment.

About Pharvaris

Building on its deep-seated roots in HAE, Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent HAE attacks. By directly pursuing this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE efficacious, safe, and easy-to-administer alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules (PHVS416) and deucrictibant extended-release tablets (PHVS719), which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1 and CHAPTER-1 Phase 2 studies in ongoing and future nonclinical studies and clinical trials; risks arising from epidemic diseases, such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials; the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact
Maggie Beller

Executive Director, Head of External and Internal Communications

maggie.beller@pharvaris.com